Unlimited Coatings Corporation
601 Cien Street, Suite 235
Kemah, TX 77565

Telephone: 281-334-9479; Fax: 281-334-9508

September 20, 2004

US Securities and Exchange Commission

John D. Reynolds, Assistant Director

Office of Emerging Growth Companies

Mail Stop 0511

Washington, DC 20549

Re: Unlimited Coatings Corporation.

Registration Statement on Form I0-SB

File No. 0-50912

Filed: August 24, 2004

Dear Mr. Reynolds:

In response to the comment letter dated September 7, 2004, we have prepared and filed today together with this response letter an amendment to our Form 10-SB registration statement. For the convenience of the staff, we have included the staff's comments and our responses to each comment below.

Part I

Comment 1. Disclose under appropriate caption, any prior blank check experiences involving officers and directors of the company. Describe in column format the name of each company. Include the date of registration and file number with the Commission and the current status of the company's filings. Also, state whether any acquisitions, business combinations, or mergers are pending, have occurred and the current operating status of each. Any additional material disclosure should be included.

Response 1. In response to this comment, we have made disclosure under Item 5, Part I, "Directors and Executive Officers, Promoters and Control Persons" under a subcaption "Prior Business Experience of Officers and Directors" as follows: "None of the registrant's officers and directors has been involved in any blank check companies."

Part II

Comment 2. Also, we direct your attention to the letter of January 21, 2000 to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD. This letter indicates our view that the securities issued by a blank check company cannot be resold under Rule 144 but must be registered under the Securities Act of 1933. Amend the registration statement throughout to make the appropriate additions to conform to this comment.

Response 2. In response to this comment we have included the following paragraph under Item 1, Part II, "Market for Common Equity and Related Stockholder Matters": It is the position of the Securities and Exchange Commission in a No Action Letter to OTC Compliance at the NASD, dated January 21, 2000, that Rule 144 is not available for resale transactions involving securities sold by promoters and affiliates of a blank check company, and their transferees, and anyone else who has been issued securities from a blank check company, and that securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Act.

Comment Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings,

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response Other. The registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings; that the staff's comments or changes to disclosure in response to staff comments in the registrant's filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Gary D. Woerz

Gary D. Woerz, President and Chief Financial Officer